UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANC[redacted]

04053498

December 22, 2004

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

BEST AVAILABLE COPY

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/22/2004

Re: Exxon Mobil Corporation
Incoming letter dated December 3, 2004

Dear Mr. Parsons:

This is in response to your letter dated December 3, 2004 concerning the shareholder proposal submitted to ExxonMobil by Chris Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
DEC 2 3 2004
1086

Sincerely,

Jonathan A. Ingram
Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

PROCESSED
DEC 2 9 2004
THOMSON
FINANCIAL

34088

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

10:29

ExxonMobil

December 3, 2004

VIA NETWORK COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-98
Omission of Shareholder Proposal Regarding
Stock Compensation of Directors

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Mr. Chris Rossi and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, this letter is my opinion as Counsel for ExxonMobil.

Proposal has already been substantially implemented.

The proposal requests the board to implement a requirement that at least 50% of the compensation of directors shall be restricted common stock and that such restricted stock must be held until the director retires from the board.

The compensation of ExxonMobil's non-employee directors has long been structured in the manner the proposal requests and the proposal may therefore may be omitted from our proxy statement under Rule 14a-8(i)(10).

For more than a decade, ExxonMobil's board has targeted a director compensation package consisting of approximately equal amounts of cash and stock. We have also always incorporated provisions in the restricted stock paid to outside directors requiring that the shares be retained by the director so long as the director remains on the board.

This long-standing policy is currently documented in ExxonMobil's Corporate Governance Guidelines (excerpt attached as Exhibit 2), which require that "a substantial portion of the compensation paid to non-employee directors for service on the board will be paid in stock of the corporation which must be held until the director retires from the board." This principle is also expressly set forth in ExxonMobil's current Non-employee Director Restricted Stock Plan, which was approved by ExxonMobil shareholders at the 2004 annual meeting (copy attached as Exhibit 3).

The precise ratio of restricted stock to total director compensation varies from time to time due to changes in the stock price and the fact that, as was the case at the 2004 annual meeting, the board's ability to change the restricted stock component of director compensation may require shareholder approval of a new plan or plan amendment. However, at a current stock prices of approximately $49 per share the annual grant of 4,000 shares represents between 61 and 66% of total compensation for an incumbent director.[1] We also note that, under the board's current standing resolution, a new director automatically receives a one-time grant of 8,000 restricted shares on first being elected to the board, which would represent approximately 80% of the director's total compensation for that year. Again, as previously noted and consistent with Mr. Rossi's shareholder proposal, all shares awarded to the outside directors are restricted shares which may not be sold, transferred, pledged, or encumbered so long as the director remains on the board.

In our letter to Mr. Rossi of September 20, we clearly explained that our director compensation program is already fully aligned with his shareholder proposal and urged him to withdraw the proposal on that basis. However, to date we have received no response and Mr. Rossi has not indicated any interest in discussing the matter. We therefore request the staff's concurrence that the proposal may be omitted under Rule 14a-8(i)(10).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Rossi.

Sincerely,

[1] The range of percentages reflects the fact that some directors receive higher cash compensation for service on certain committees and for service as a committee chair.

JEP:clh
Enclosure

cc-w/enc.:
Mr. Chris Rossi

Chris Rossi
P.O. Box 249
Boonville, Ca. 95415

RECEIVED
SEP 1 4 2004
P.T. MULVA

September 8, 2008

Exxon-Mobil
Patrick T. Mulva- Corp. Secretary
5959 Las Colinas Blvd .
Irving , Texas 75039-2298

RECEIVED
SEP 1 5 2004
H. H. HUBBLE

CHRIS ROSSI PROPOSAL TO BE SUBMITTED IN THE 2005 EXXON-MOBIL PROXY MATERIALS

The shareholders of Exxon-Mobil request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following : Beginning in the 2006 fiscal year at least 50% of the compensation of each board member shall be restricted common stock of Exxon-Mobil . This restricted stock shall be held until that board member retires from our board of directors .

Chris Rossi holder of3200 common shares of Exxon-Mobil certificate #'s Y360670 3/13/80 , Y36071 3/13/80 , T624283 5/16/81 , U0758305 8/14/97 , U360975 4/11/97 , W226897 7/18/01 . Chris Rossi has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual meeting
.

SUPPORTING STATEMENT

There is no better way to align management's compensation with the shareholder's interest than to have to own the common stock .

Chris Rossi

Chris Rossi

SHAREHOLDER PROPOSAL

SEP 1 5 2004

NO. OF SHARES 3,200
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

September 20, 2004

VIA UPS - OVERNIGHT DELIVERY

Mr. Chris Rossi
14200 Highway 128
Boonville, CA 95415

Dear Mr. Rossi:

This will acknowledge receipt of your shareholder proposal concerning Board compensation that you have submitted in connection with ExxonMobil's 2005 annual meeting of shareholders.

The compensation of ExxonMobil's non-employee directors is already structured in the manner you suggest. Each non-employee director currently receives 4,000 shares of restricted ExxonMobil common stock per year. At current stock prices, this restricted stock represents over 60% of total non-employee director compensation. Also, consistent with your proposal, the terms of the Non-Employee Director Restricted Stock Plan require that this restricted stock must be held as long as the director remains on the Board. The requirement that a substantial portion of non-employee director compensation be paid in restricted stock that must be held as long as the director remains on the Board is also incorporated in our Corporate Governance Guidelines, which are available on our website.

Since we are in accord with you on this issue and your proposal has already been substantially implemented, we ask that you withdraw the proposal by signing and returning the enclosed letter.

Please contact Dave Henry on my staff at 972.444.1193 if you have any questions or need additional information regarding our director compensation policies.

Sincerely,

Enclosure

Mr. Chris Rossi
14200 Highway 128
Boonville, CA 95415

Mr. Henry H. Hubble
Vice President, Investor Relations
and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

I, Chris Rossi, hereby withdraw my shareholder proposal concerning Board compensation, which I have submitted to Exxon Mobil Corporation in connection with their 2005 annual meeting of shareholders.

Sincerely,

Chris Rossi



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Status:	Delivered
Delivered on:	Sep 21, 2004 4:13 P.M.
Signed by:	ROSSI
Location:	RECEPTION
Delivered to:	BOONVILLE, CA, US
Shipped or Billed on:	Sep 20, 2004
Tracking Number:	1Z 751 05X 01 4546 640 1
Service Type:	NEXT DAY AIR
Weight:	.10 Lb

Package Progress:

Date/ Time	Location	Activity
Sep 21, 2004		
4:13 P.M.	UKIAH, CA, US	DELIVERY
7:54 A.M.	UKIAH, CA, US	OUT FOR DELIVERY
6:51 A.M.	UKIAH, CA, US	ARRIVAL SCAN
6:11 A.M.	OAKLAND, CA, US	DEPARTURE SCAN
3:59 A.M.	OAKLAND, CA, US	ARRIVAL SCAN
2:23 A.M.	ROCKFORD, IL, US	DEPARTURE SCAN
Sep 20, 2004		
11:51 P.M.	ROCKFORD, IL, US	ARRIVAL SCAN
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8:14 P.M.	DALLAS, TX, US	DEPARTURE SCAN
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Communication by Interested Parties with Non-Employee Directors

The Board Affairs Committee will maintain procedures for interested parties to communicate with the non-employee directors. Contact information and a description of the procedures for handling these communications will be published in the proxy statement for each annual meeting of shareholders and posted on ExxonMobil's internet site.

Non-Employee Director Compensation

Compensation for non-employee directors will be determined by the Board on the recommendation of the Board Affairs Committee and will be reviewed annually. Non-employee director compensation will be set at a level that is consistent with market practice, taking into account the size and scope of the Corporation's business and the responsibilities of its directors. A substantial portion of the compensation paid to non-employee directors for service on the Board will be paid in stock of the Corporation which must be held until the director retires from the Board.

Shareholder Matters

Voting Rights. Each share of the Corporation's common stock is entitled to one vote. ExxonMobil's charter and By-Laws will not impose voting requirements for actions by holders of its common stock higher than the minimum requirements of New Jersey law and will not restrict the ability of shareholders to act by written consent.

Confidential Voting. In accordance with the resolution previously adopted by shareholders with the recommendation of the Board, a shareholder's vote will be counted by independent inspectors and will be kept confidential from management unless special circumstances exist. For example, proxy cards will be forwarded to the Corporation for appropriate response if a shareholder writes comments on the card.

Annual Meeting Attendance. It is expected that each director will make every effort to attend each annual meeting of shareholders.

Ratification of Auditors. The appointment of independent auditors will be submitted for ratification by the shareholders at each annual meeting.

Shareholder Proposals Receiving Majority Approval. If a shareholder proposal that is not supported by the Board receives a majority of the votes cast at a meeting at which a quorum is present, the proposal will be reconsidered by the Board. Action taken on the proposal will be reported to shareholders in a timely manner.

Corporate Governance Guidelines Revision

The Board Affairs Committee and the Board will review and revise these Corporate Governance Guidelines and related documents as and when appropriate.

- PwC also assisted various ExxonMobil affiliates with the preparation of local tax filings and related tax services. These fees were $2.0 million for 2003 (versus $2.0 million for 2002).

All Other Fees

The aggregate fees billed by PwC for services rendered to ExxonMobil, other than the services described above under "Audit Fees," "Audit-Related Fees," and "Tax Fees," for the fiscal year ended December 31, 2003, were zero (versus $8.3 million in 2002). PwC provided professional services totaling $8.2 million to two ExxonMobil managed financial information systems design and implementation projects in 2002. Both projects were completed during 2002.

Other than audit-related and tax services of the type described above, ExxonMobil does not envision obtaining other non-audit services from PwC.

PwC has been ExxonMobil's independent auditing firm for many years, and we believe they are well qualified for the job. A PwC representative will be at the annual meeting to answer appropriate questions and to make a statement if he desires.

The Audit Committee recommends you vote FOR this proposal.

APPROVAL OF 2004 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK PLAN (Item 3 on the proxy card)

We are asking shareholders to approve the Exxon Mobil Corporation 2004 Non-Employee Director Restricted Stock Plan. The 2004 Plan has been approved by the Board but will not become effective unless also approved by shareholders.

The 2004 Plan is intended to help ExxonMobil attract and retain highly qualified individuals to serve as non-employee directors, and to align further their interests with the long-term interests of ExxonMobil shareholders by paying a substantial portion of non-employee director compensation in the form of restricted stock or units that must be held until the non-employee director leaves the Board.

The 2004 Plan will replace ExxonMobil's 1997 Non-Employee Director Restricted Stock Plan. No new awards may be granted under the 1997 Plan.

Following is a brief summary of the 2004 Plan. The full text of the 2004 Plan is included as Appendix B to this proxy statement.

Available Shares; Plan Term

The maximum number of shares that may be issued under the 2004 Plan is one million. If an award is forfeited, the shares subject to that award will not be considered to have been issued and will not count against the Plan maximum. The number of available shares will be adjusted as necessary to reflect future stock splits or similar events.

The 2004 Plan does not have a specified term. Unless the Board terminates the Plan early, new awards may be made until the available shares are depleted.

Administration

The Board has sole authority to make or amend awards under the 2004 Plan and to determine the terms and conditions of awards. Subject to oversight by the Board, the Secretary of the Corporation will establish procedures and forms, and perform related ministerial duties in connection with the Plan.

Eligibility

Awards may be granted only to directors who are not employed by ExxonMobil or its affiliates. Of our 11 nominees for election at the annual meeting, eight are non-employee directors.

Terms and Conditions of Awards

Only restricted stock or restricted stock units may be granted under the Plan.

Restricted stock is an award of shares that may not be sold or transferred while the director remains on the Board. The shares will also be forfeited if the director leaves the Board before reaching the mandatory retirement age established in ExxonMobil's Corporate Governance Guidelines, unless the Board allows the director to retain the shares. Subject to the restriction on transfer and risk of forfeiture, a director will otherwise have the same rights as a regular shareholder with respect to restricted stock, including the right to vote the shares and receive dividends. Unless the shares are forfeited, shares underlying restricted stock awards will be delivered to the director free of restrictions after the director leaves the Board.

Restricted stock units are similar to restricted stock except the award takes the form of stock units instead of shares. A stock unit is a unit or right with a value equal to the value of one share of stock. Restricted stock units are subject to the same restrictions on transfer and risk of forfeiture as restricted stock. During the restricted period, a holder of restricted stock units will be paid cash amounts corresponding to dividends but will not have voting or other shareholder rights. Unless forfeited, restricted stock units may be settled by delivery of shares or cash after the director leaves the Board.

Initial Award Amounts

If the Plan is approved by shareholders, the Board expects to grant 1,600 shares of restricted stock under the Plan to each non-employee director elected at the annual meeting. This grant would be in addition to the final grant of 2,400 shares made earlier this year under the 1997 Plan described on page 11. The Board believes it is appropriate to increase the annual restricted stock grant for non-employee directors in order to remain competitive with other major public companies and to ensure that a substantial majority of non-employee director compensation continues to be paid in the form of stock that must be held as long as the director remains on the Board.

APPENDIX B
2004 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK PLAN

I. Purposes

This Plan is intended to help the Corporation attract and retain highly qualified individuals to serve as non-employee directors of the Corporation and to align further the interests of the non-employee directors with the interests of the Corporation's shareholders by paying a substantial portion of non-employee director compensation in the form of restricted stock or restricted stock units.

II. Definitions

The following definitions apply:

(1) "Administrator" means the Secretary of the Corporation.

(2) "Award" means a grant of restricted stock or restricted stock units under this Plan.

(3) "Board" means the Board of Directors of the Corporation.

(4) "Corporation" means Exxon Mobil Corporation, a New Jersey corporation, or its successors.

(5) "Non-employee director" means any member of the Board who is not an employee of the Corporation or any affiliate of the Corporation.

(6) "Participant" means each non-employee director to whom an award is granted under this Plan.

(7) "Plan" means this Exxon Mobil Corporation 2004 Non-Employee Director Restricted Stock Plan, as it may be amended from time to time.

(8) "Restricted period" means the period of time an award is subject to restrictions as set forth in Section VII.

(9) "Restricted stock" means shares granted under this Plan subject to restrictions on transfer and potential forfeiture during the applicable restricted period.

(10) "Restricted stock unit" means a stock unit granted under this Plan with a value equal to the value of a share and subject to restrictions on transfer and potential forfeiture during the applicable restricted period.

(11) "Retirement age" means the age after which a non-employee director is no longer eligible to stand for election in accordance with the Corporation's Corporate Governance Guidelines.

(12) "Share" means a share of common stock of the Corporation, no par value.

III. Administration

The Board has ultimate authority to administer this Plan, including authority to grant or amend awards; to determine, subject to the limitations contained in this Plan, the terms and conditions of awards; and to construe and interpret Plan provisions. Subject to the oversight of the Board, the administrator has authority to establish procedures and forms, and to take other actions assigned to the administrator under this Plan.

IV. Effective Date; Term

This Plan will become effective when approved by the shareholders of the Corporation and will terminate when there are no longer any outstanding awards under the Plan.

V. Available Shares

(1) The maximum number of shares issued pursuant to awards under this Plan may not exceed 1,000,000.

(2) If an award is forfeited, the shares subject to that award will not be considered to have been issued and will not count against the Plan maximum under clause (1) of this Section.

VI. Grants of Awards; Eligibility

Subject to the terms and conditions of this Plan, the Board may grant restricted stock or restricted stock units under this Plan at such times, in such amounts, and upon such terms and conditions as the Board determines. The Board may establish standing resolutions for this purpose. Awards under this Plan may only be made to a person who, at the time of grant, is serving as a non-employee director.

VII. Restrictions on Transfer; Forfeiture

(1) Unless the Board specifies otherwise in an award, the restricted period for an award under this Plan will commence on the date the award is granted and will expire on the earliest to occur of the following:

  (a) the participant leaves the Board after reaching retirement age;

  (b) the participant leaves the Board before reaching retirement age and the Board, with the participant abstaining, votes to lift the restrictions on the participant's awards; or

  (c) the participant dies.

(2) During the restricted period, awards may not be sold, assigned, transferred, pledged, or otherwise disposed of or encumbered. The designation of a beneficiary pursuant to Section XII will not be considered a disposition or encumbrance for this purpose.

(3) If the participant ceases to be a member of the Board and the restricted period for the participant's awards does not expire as provided in paragraph (1) of this Section, all the participant's awards under this Plan will be forfeited and all right, title, and interest of the participant to receive any shares or amounts in connection with such awards will terminate without further obligation on the part of the Corporation.

VIII. Shareholder Status; Dividends and Dividend Equivalents

(1) During the restricted period, a participant to whom restricted stock is issued will have customary rights of a shareholder with respect to such shares, including the rights to vote

the shares and receive cash dividends (subject to the applicable restrictions on transfer and events of forfeiture). Cash dividends on restricted stock will be paid currently or, if the Board so determines, reinvested in additional shares of restricted stock.

(2) During the restricted period, a participant to whom restricted stock units are credited will not be a shareholder of the Corporation with respect to such units. However, the Corporation will credit each restricted stock unit with dividend equivalents corresponding in amount and timing to cash dividends that would be payable with respect to an outstanding share. Dividend equivalents will be paid currently or, if the Board so determines, will be deemed to be reinvested in additional restricted stock units.

IX. Form of Awards

(1) During the restricted period, shares of restricted stock will be registered in the name of the participant but will be held by or on behalf of the Corporation in certificate or book-entry form as the administrator determines. Each participant agrees by accepting an award of restricted stock that the Corporation may give stop transfer instructions to its transfer agent or custodian with respect to the restricted stock and that, during the restricted period, any restricted stock issued in certificate form may bear an appropriate legend noting the restrictions, risk of forfeiture, and other conditions. If required by the administrator, awards of restricted stock may be subject to execution by the participant of a stock power with respect to such shares in favor of the Corporation.

(2) During the restricted period, restricted stock units will be evidenced by book-entry credits in records maintained by or on behalf of the Corporation. Restricted stock units will represent only an unfunded and unsecured contractual right to receive shares or cash, if any, payable in settlement of the award.

X. Settlement of Awards

(1) If and when the restricted period expires with respect to an award of restricted stock, the Corporation will, subject to Section XIII, deliver shares free of restriction to or for the account of the participant, or the participant's estate, or designated beneficiary, if applicable.

(2) Restricted stock units will be settled in shares or, if so provided in the award, in cash. If and when the restricted period expires with respect to an award of restricted stock units, the Corporation will, subject to Section XIII, deliver one share free of restriction or pay an amount in cash equal to the fair market value of one share in settlement of each unit to or for the account of the participant, or the participant's estate, or designated beneficiary, if applicable.

(3) Shares will be delivered in certificate or book-entry form and cash (including dividends or dividend equivalents) will be paid by check, wire transfer, or direct deposit, in each case in accordance with the procedures of the administrator in effect at the time.

(4) The issuance or delivery of any shares may be postponed by the Corporation for such period as may in the determination of the administrator be required to comply with any

applicable requirements under the federal securities laws (including, without limitation, the exemptions provided in Rule 16b-3 under the Securities Exchange Act of 1934), any applicable listing requirements of any national securities exchange, or any other requirements or exemptions applicable to the issuance or delivery of such shares. The Corporation will not be obligated to issue or deliver any shares if the issuance or delivery would constitute a violation of any provision of any law or of any regulation of any governmental authority or any national securities exchange.

XI. Change in Capitalization; Adjustments

If a stock split, stock dividend, merger, or other relevant change in capitalization occurs, the administrator will adjust the terms of outstanding awards, including the number of restricted stock units credited to a participant's account or the securities issuable in settlement of such units, as well as the maximum number of shares issuable under Section V, as appropriate to prevent dilution or enlargement of the rights of non-employee directors under this Plan. Any new shares or securities issued with respect to outstanding restricted stock will be delivered to and held by or on behalf of the Corporation, and will be subject to the same provisions, restrictions, and requirements as such restricted stock.

XII. Beneficiary Designation

Participants may designate a beneficiary to whom shares or cash in settlement of outstanding awards under this Plan may be delivered or paid on the death of the participant, *provided* that such designation will only be given effect if the designation is expressly authorized as a non-testamentary transfer under applicable laws of descent and distribution as determined by the administrator. Beneficiary designations will be subject to such forms, requirements, and procedures as the administrator may establish.

XIII. Withholding Taxes

The Corporation has the right, in its sole discretion, to deduct or withhold at any time shares or cash subject to or otherwise deliverable or payable in connection with an award (including cash payable as dividends or dividend equivalents) as may in the determination of the administrator be necessary to satisfy any required withholding or similar taxes with respect to such awards. Withheld shares may be retained by the Corporation or sold on behalf of the participant.

XIV. Amendments to the Plan; Shareholder Approval

(1) The Board may from time to time amend or cease granting awards under this Plan; *provided* that approval of the shareholders of the Corporation will be required for any amendment:

  (a) To increase the total number of shares issuable under the Plan under Section V (except for adjustments under Section XI); or

  (b) That would otherwise constitute a "material revision" within the meaning of applicable rules of the New York Stock Exchange in effect at the time.

(2) An amendment of this Plan will, unless the amendment provides otherwise, be immediately and automatically effective for all outstanding awards.

(3) The Board may also amend any outstanding award under this Plan, provided the award, as amended, contains only such terms and conditions as would be permitted or required for a new award under this Plan.

XV. General Provisions

(1) Shares subject to awards under this Plan may either be authorized but unissued shares or previously issued shares that have been reacquired by the Corporation.

(2) The administrator is authorized to establish forms of agreement between the Corporation and each participant to evidence awards under this Plan, and to require execution of such agreements as a condition to a participant's receipt of an award.

(3) The grant of an award under this Plan does not give a participant any right to remain a director of the Corporation.

(4) This Plan will be governed by the laws of the State of New York and the United States of America, without regard to any conflict of law rules.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 22, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated December 3, 2004

The proposal requests that the board take the necessary steps to amend Exxon Mobil's governing instruments to provide that at least fifty percent of each board member's compensation be in shares of restricted stock and that each board member must hold those shares until the member retires from the board.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Kurt K. Murao
Attorney-Advisor